1-5-82745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Kabushiki Kaisha Daimaru
Kabushiki Kaisha Matsuzakaya Holdings

(Names of Subject Company)

1- **The Daimaru, Inc.**
2- **Matsuzakaya Holdings Co., Ltd.**

2- 5-82746

(Translation of Subject Companies' Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

The Daimaru, Inc.
Matsuzakaya Holdings Co., Ltd.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

The Daimaru, Inc.
Attn.: Ichiro Fukuyama
Associate Director and General Manager of the PR & IR Division
7-1, Shinsaibashisuji 1-chome
Chuo-ku, Osaka 542-8501
Japan
(phone number: 81-6-6271-1231)

Matsuzakaya Holdings Co., Ltd.
Attn.: Shinji Matsuda
General Manager, Business Planning Office
16-1, Sakae 3-chome, Sakae, Naka-ku
Nagoya-shi, Aichi 460-8406
Japan
(phone number: 81-52-251-1111)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a press release, dated March 14, 2007, of The Daimaru, Inc. ("Daimaru") and Matsuzakaya Holdings Co., Ltd. ("Matsuzakaya") announcing the establishment of a holding company.[1]
2	English translation of a press release, dated April 9, 2007, of Daimaru and Matsuzakaya announcing their preparation of a stock-transfer plan and details regarding the establishment of a holding company.

(b) Not applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Each of Daimaru and Matsuzakaya has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on March 14, 2007.

[1] Previously furnished to the Commission as part of Form CB on March 14, 2007.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Daimaru, Inc.

By: T. Okuda
Name: Tsutomu Okuda
Title: Chairman and Chief Executive Officer

Date: April 9, 2007

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Matsuzakaya Holdings Co., Ltd.

By: 茶村俊一

Name: Shunichi Samura
Title: President

Date: April 9, 2007

EXHIBIT 1

[Translation]

April 9, 2007

To whom it may concern:

Corporate Name:	The Daimaru, Inc.
Representative:	Tsutomu Okuda Chairman and Chief Executive Officer
Code No.:	8234, First Section of Tokyo Stock Exchange and Osaka Securities Exchange
Contact:	Ichiro Fukuyama General Manager of the PR & IR Division Management Planning Headquarters
Tel:	(06) 6281-9002

Corporate Name:	Matsuzakaya Holdings Co., Ltd.
Representative:	Shunichi Samura Representative Director and President
Code No.:	3051, First Section of Tokyo Stock Exchange and Nagoya Stock Exchange
Contact:	Shinji Matsuda Chief of PR & IR Office
Tel:	(052) 264-7025

Preparation of Stock-Transfer Plan and Execution of Definitive Agreement

The Daimaru, Inc. ("Daimaru") and Matsuzakaya Holdings Co., Ltd. ("Matsuzakaya HD") resolved at our respective board of directors meetings held today to prepare the "Stock-Transfer Plan" and execute the "Agreement Regarding Management Integration" (the "Definitive Agreement"). We are pleased to announce that we will jointly incorporate J. FRONT RETAILING Co., Ltd. (the "Holding Company") by means of stock-transfer (the "Stock-Transfer") on September 3, 2007 on the condition that our respective shareholders meetings to be held on May 24, 2007 approve the Stock-Transfer Plan.

Description

1. Purpose of Management Integration by means of the Stock-Transfer

In order to maximize corporate value through management integration, Daimaru and Matsuzakaya HD will strive to increase customer satisfaction by strengthening product lines and services, optimize both companies' management resources and, thus, realize an increase in profitability and business efficiency. With these efforts, we aim to establish a presence as "the leading Japanese company, in terms of quality and quantity, in the retail industry focusing on the department store business."

2. Summary of Stock-Transfer

(1) Schedule of Stock-Transfer

February 28, 2007	Record date for shareholders meetings (both companies).
March 14, 2007	Execution of the basic agreement (both companies).
April 9, 2007	Board of directors meetings to approve the Definitive Agreement and the Stock-Transfer Plan (both companies).
April 9, 2007	Execution of the Definitive Agreement (both companies).
May 24, 2007 (planned)	Shareholders meetings to approve the Stock-Transfer Plan (both companies).
August 28, 2007 (planned)	Delisting (both companies).
September 3, 2007 (planned)	Effective date of the Stock-Transfer. Date of registration of incorporation of the Holding Company.
September 3, 2007 (planned)	Date of listing of the Holding Company.
Late October 2007 (planned)	Date of delivery of share certificates of the Holding Company.

Please note that, the schedule or form of integration may be changed through mutual consultation of both companies in the course of conduct of the procedures.

(2) Stock-Transfer Ratio

The Holding Company will newly issue 545,058,328 shares of common stock. 1.4 share(s) of common stock of the Holding Company will be allotted and delivered for each share of common stock of Daimaru, and 1.0 share(s) of common stock of the Holding Company will be allotted and delivered for each share of common stock of Matsuzakaya HD. However,

the above-mentioned stock-transfer ratio may be changed through mutual consultation between both companies if any underlying condition regarding the basis for the calculation materially changes.
In order to secure the fairness of calculation of the stock-transfer ratio to be used in the Stock-Transfer, Daimaru and Matsuzakaya HD appointed Nomura Securities Co., Ltd. ("Nomura") and Nikko Citigroup Limited ("Nikko Citigroup"), respectively, as financial advisors for the proposed management integration and asked each of them to calculate the stock-transfer ratio. Daimaru and Matsuzakaya HD received the calculation statements of the stock transfer ratio from Nomura and Nikko Citigroup, respectively.

Daimaru (with reference to the stock-transfer ratio calculated by Nomura) and Matsuzakaya HD (with reference to the stock transfer ratio calculated by Nikko Citigroup) comprehensively examined each other's financial condition, status of assets, future prospects and various other factors. After both companies carefully engaged in debate with respect to the stock-transfer ratio, we ultimately determined that the above-mentioned stock-transfer ratio was appropriate and reached an agreement regarding this ratio.
There has been no change with respect to the calculation basis and background of calculation of the stock-transfer ratio disclosed in our press release announced on March 14, 2007.

(Note 1) Please note that, if any share purchase warrants are exercised or certain other events occur prior to the incorporation of the Holding Company, the number of shares to be issued by the Holding Company may be changed.

(3) Relationship with Calculation Agent
Nomura acting as calculation agent is not an affiliate of Daimaru.
Nikko Citigroup is not an affiliate of Matsuzakaya HD.

(4) Treatment of Share Purchase Warrants (Stock Options) Issued by Both Companies
All of the share purchase warrants issued by Daimaru and Matsuzakaya HD will remain in existence as those of the Holding Company.

(5) Promotion System of Management Integration
After the execution of the basic agreement, the integration preparatory committee, which is chaired by the Daimaru Chairman and Matsuzakaya HD President, and the section committees for specific areas, were organized. These committees will assume a leading role in continuing to promote the management integration going forward.

(6) Application for Listing of the Holding Company
Daimaru and Matsuzakaya HD will apply for listing of shares of the newly-incorporated Holding Company on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange.

3. Outline of Parties to the Stock-Transfer

(1)	Corporate Name	Daimaru	Matsuzakaya HD
(2)	Principal Business	Retail business, focusing on department store business.	Management strategy and administration of subsidiaries, focusing on the department store business, and any business incidental thereto.
(3)	Date of incorporation	April 16, 1920	September 1, 2006
(4)	Location of head office	1-7-1, Shinsaibashisuji, Chuo-ku, Osaka-shi	3-16-1, Sakae, Naka-ku, Nagoyashi

(5)	Title and Name of Representative	Tsutomu Okuda, Chairman and Chief Executive Officer (CEO)	Shunichi Samura, Representative Director and President
(6)	Capital	20,283 million yen (as of the end of February 2007)	9,765 million yen (as of the end of August 2006)
(7)	Total Number of Outstanding Shares	270,830 thousand shares (as of the end of February 2007)	165,895 thousand shares (as of the end of August 2006)
(8)	Net Assets	109,308 million yen (as of the end of February 2007)	68,671 million yen (as of the end of August 2006)
(9)	Total assets	375,513 million yen (as of the end of February 2007)	216,597 million yen (as of the end of August 2006)
(10)	Account Settlement	End of February	End of February
(11)	Number of Employees	6,201 (as of the end of February 2007)	3,968 (as of the end of August 2006)
(12)	Customers	General customers	General customers
(13)	Major Shareholders and Shareholding Ratio	(as of the end of February 2007) Nippon Life Insurance Company 6.04% The Master Trust Bank of Japan, Ltd. (trust account) 6.00% Nippon Trustee Services Bank, Ltd. (trust account) 5.65% The Bank of Tokyo-Mitsubishi UFJ, Ltd. 3.54% Daimaru Kyoei Employees' Shareholding Association 2.10%	(as of the end of August 2006) The Dai-Ichi Mutual Life Insurance Company 5.35% HSBC Fund J2 3.76% Nippon Life Insurance Company 3.60% Showa-kai 3.15% The Bank of Tokyo-Mitsubishi UFJ, Ltd. 2.69%
(14)	Main Financing Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corporation The Sumitomo & Trust Banking Co., Ltd.	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd. Resona Bank, Ltd.
(15)	Relationships between Parties	Capital Relationship	Not applicable.
		Personnel Relationship	Not applicable.
		Business Relationship	Not applicable.
		Relationship of the affiliated parties	Not applicable.

(Note 2) The figures of Matsuzakaya Co., Ltd. are used for those of Matsuzakaya HD in rows (6) to (9), (11) and (13).

(16) Recent Trends of Consolidated Business Performance

	Daimaru				Matsuzakaya HD		
	Ended Feb. 2004 actual	Ended Feb. 2005 actual	Ended Feb. 2006 actual	Ended Feb. 2007 actual	Ended Feb. 2004 actual	Ended Feb. 2005 actual	Ended Feb. 2006 actual
Sales (million yen)	818,870	810,693	822,584	837,032	375,280	345,762	343,936
Operating income (million yen)	23,345	26,136	30,678	34,671	2,414	4,835	7,087
Current income (million yen)	22,243	25,387	30,170	33,353	2,345	4,678	7,660
Net income (loss) (million yen)	11,879	14,499	16,025	17,304	(8,462)	2,506	5,519

Net income (loss) per share (yen)	44.12	53.99	60.11	65.65	(50.38)	14.82	32.21
Annual dividends per share (yen)	8.00	9.00	10.00	11.00	5.00	5.00	7.50
Shareholders' equity per share (yen)	242.97	289.82	347.88	400.29	341.62	353.41	413.74

(Note 3) The figures of Matsuzakaya Co., Ltd. are used for those of Matsuzakaya HD shown above. The actual figures of Matsuzakaya HD ended Feb 2007 are expected to be disclosed on April 12, 2007.

4. Status of Company to be Newly Incorporated upon Stock-Transfer (planned)

(1)	Corporate Name	J. FRONT RETAILING Co., Ltd.		
(2)	Contents of Business	Management planning and administration of subsidiaries and group companies engaging in the department store business and any business incidental thereto.		
(3)	Location of Head Office	6-10-1, Ginza, Chuo-ku, Tokyo		
(4)	Assumption of Office of Representatives and Other Officers	Representative Director and Chairman	Kunihiko Okada	Currently, Representative Director and Chairman of Matsuzakaya HD
		Representative Director and President, and Chief Executive Officer (CEO)	Tsutomu Okuda	Currently, Chairman and Chief Executive Officer (CEO) of Daimaru
		Director	Ryoichi Yamamoto	Currently, President and Chief Operating Officer (COO) of Daimaru
		Director	Shunichi Samura	Currently, Representative Director and President of Matsuzakaya HD
		Director	Toshiaki Tsushima	Currently, Senior Managing Director of Matsuzakaya HD
		Director	Kiyozo Kojima	Currently, Director and Corporate Officer of Daimaru
		Director	Hiroto Tsukada	Currently, Director and Corporate Officer of Daimaru
		Director (outside)	Norio Yasunaga	Currently, Director (outside) of Daimaru
		Director (outside)	Tsuyoshi Takayama	Currently, Director (outside) of Matsuzakaya HD
		Full-time Corporate Auditor	Toshio Kido	Currently, Associate Director General Manager Internal Audit Division of Daimaru
		Full-time Corporate Auditor	Junji Nakamura	Deputy Manager of Personnel and General Affairs Department of Business Supervising Division of Matsuzakaya
		Corporate Auditor (outside)	Takeshi Furuta	Currently, Corporate Auditor (outside) of Daimaru
		Corporate Auditor (outside)	Sadahiko Shimizu	Currently, Corporate Auditor (outside) of Matsuzakaya HD
		Corporate Auditor (outside)	Rokuro Tsuruta	Currently, Attorney at Law
(5)	Capital	30 billion yen		
(6)	Net Assets	Not yet determined.		
(7)	Total Assets	Not yet determined.		
(8)	Account	End of February		

	Settlement	
(9)	Outline of Accounting Treatment in Conjunction with the Stock-Transfer The Stock-Transfer will be treated as "purchase" under the accounting standard for business combinations and the purchase method will apply. The assets and liabilities of Matsuzakaya HD (the purchased company) and its subsidiaries are expected to be recorded at their current value appearing on the consolidated financial statements of the Holding Company. As a result, the Holding Company will record negative goodwill of approximately 7 billion yen (tentative estimate) on the consolidated financial statements. We will announce the amount, the amortization period of such negative goodwill, and other items as soon as they are determined.	
(10)	Forecast of Business Impact of the Stock-Transfer The integration preparatory committee and section committees established by us consider the business forecast after integration and other subjects. At present, we aim to achieve consolidated operating income of 60 billion yen in the fiscal year ending February 2011.	

5. Other Matters

On or after the effective date of the Stock-Transfer, the Holding Company and Matsuzakaya HD will conduct a merger under which the Holding Company will be the surviving company after the following necessary procedures.

The management integration is subject to the condition that certain requirements concerning the Stock-Transfer (including, without limitation, shareholders' approval, and notification to and acquisition of necessary licenses and permits from the competent authorities) are satisfied and that no material event occurs which might affect the Stock-Transfer.

END